Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account B

Voya *express* Retirement Variable Annuity

Supplement dated June 29, 2018
to the Contract Prospectus dated May 1, 2018

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

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Effective June 1, 2018, Voya Retirement Insurance and Annuity Company's subsidiary, Voya Financial Partners, LLC, became the principal underwriter (distributor) for the Contract. Voya Financial Partners, LLC was organized under the laws of the State of Delaware on November 28, 2000, and is registered as a broker/dealer with the Securities and Exchange Commission. Voya Financial Partners, LLC is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.